EXHIBIT 99.1

FOR FURTHER INFORMATION CONTACT:
Kay Osbourn
Chief Financial Officer
(512) 837-7100
PR@citizensinc.com

FOR IMMEDIATE RELEASE
November 5, 2014

Citizens, Inc. Reports Third Quarter three and nine months 2014 Results
Investor Conference Call Scheduled for November 6, 2014, at 10:00 a.m. CST

AUSTIN, TEXAS (November 5, 2014) – Citizens, Inc. (NYSE: CIA) reported results today for the three and nine months ended September 30, 2014.

Rick D. Riley, Vice Chairman and President, said, "We are reporting very solid results with an increase in premium sales revenue of 7.3% and 6.0% for the three and nine months ended September 30, 2014 compared to the same periods in 2013. Net investment income increased 8.5% and 11.6% for the three and nine month periods ended September 30, 2014 compared to the corresponding periods in 2013.  The average yield on the consolidated portfolio as of the nine months ended September 30, 2014 improved to an annualized rate of 4.22% up from 4.10% for the same period in 2013 as we continue to see increased yields from the historical low rates of prior years."

Riley added, "Claims and surrenders expense increased 3.4% and 4.6% for the three and nine months ended in 2014 compared to 2013 as surrender benefits reported in both insurance segments increased in the current year compared to 2013 levels. The majority of surrender activity comes from our international life segment and relates to policies beyond their fifteenth year duration where surrender charges no longer apply. Death claims decreased 8.3% for the three months and increased slightly for the nine months ended September 30, 2014 as we experienced favorable claims development in the current quarter for both the life and home service segments."
“Net income for the three and nine months ended September 30, 2014 increased 27% and 17%, respectively. Book value per share of Class A common stock was $5.33 at September 30, 2014."

FOR THE PERIODS ENDED SEPTEMBER 30,	Q3 2014	Q3 2013	2014	2013
(Unaudited, In thousands, except for per share amounts)
Premiums	$46,923	43,747	136,265	128,521
Net investment income	10,384	9,570	30,373	27,224
Net realized investment gains (losses)	(222)	30	(351)	143
Total revenue	57,230	53,616	166,764	156,770
Net income applicable to common stock	2,324	1,824	4,671	3,987
Net income per diluted share of Class A common stock	0.04	0.03	0.09	0.08
Diluted weighted average shares of Class A common stock	49,080	49,080	49,080	49,080
Operating income	$2,468	1,805	4,899	3,894

"As previously reported, we anticipate Magnolia Guaranty Life Insurance Company ("MGLIC") will account for approximately $0.3 million of additional net income for the full year of 2014. We completed integration of MGLIC into our insurance administration system during the third quarter of 2014 and we continue working to conform its operations to our standards. MGLIC is included in our home service business segment as a wholly owned Security Plan Life Insurance Company subsidiary."

Reconciliation of Net Income to Operating Income (a non-GAAP measure)

FOR THE PERIODS ENDED SEPTEMBER 30,	Q3 2014	Q3 2013	2014	2013
(Unaudited, In thousands)
Net income	$2,324	1,824	4,671	3,987
Items excluded in the calculation of operating income:
Net realized investment (gains) losses	222	(30)	351	(143)
Pre-tax effect of exclusions	222	(30)	351	(143)
Tax effect at 35%	(78)	11	(123)	50
Operating income	$2,468	1,805	4,899	3,894

Non-GAAP Financial Measures - The table above reconciles Net Income to Operating Income. Operating Income is a "Non-GAAP" financial measure that is widely used in our industry to evaluate the performance of underwriting operations. Operating Income excludes the after-tax net effects of Net Realized Investment Gains and Losses. We believe it presents a useful view of the performance of our insurance operations. While we believe disclosure of certain Non-GAAP information is appropriate, you should not consider this information without also considering the information we present in accordance with GAAP.

INSURANCE OPERATIONS

t
Life Insurance – Our Life Insurance segment primarily issues ordinary whole life insurance and endowments in U.S. Dollar-denominated amounts to foreign residents in approximately 30 countries through independent marketing consultants, and domestically through independent marketing firms and consultants across the United States.

o
Premiums – Life insurance premium revenues increased for the three and nine months of 2014, primarily from higher international renewal premiums, as we continue to experience strong endowment sales and persistency.  First year premiums increased 21.4% for the three months and 9.1% for the nine months ended September 30, 2014 compared to the same periods in 2013. Renewal premiums are also up 5.5% and 5.8% for the three and nine months compared to the prior year. The endowment to age sixty-five and the twenty-year endowment continue to be the preferred products internationally. Venezuela, Colombia and Taiwan which have been our top three producing countries, all showed premium growth for the nine months ended September 30, 2014 compared to the same period in 2013.

o
Benefits and expenses – Future policy benefit reserves increased as endowment products accumulate higher reserve balances on the front end when compared to whole life products. Commission expense increased comparatively as first year sales expanded and renewal premium remained strong. Death claims decreased for the three months ended September 30, 2014 by 13.2% due to lower reported claims but were up slightly year to date in 2014 compared to 2013. Surrender expense was up19.8% and 9.0% for the three and nine months ended September 30, 2014 compared to 2013 levels for the same period. Our overall surrenders have remained at a level totaling approximately 0.6% of in force with a large portion related to policies that have passed the surrender charge period, which is typically fourteen years.

t
Home Service – Our Home Service Insurance segment provides pre-need and final expense ordinary life insurance and annuities to middle and lower income individuals, primarily in Louisiana, Mississippi and Arkansas.  Our policies in this segment are sold and serviced through funeral homes and a home service marketing distribution system utilizing employees and independent agents.

o
Premiums – Home service premiums increased 5.6% and 5.4% for the three and nine months in 2014 compared to 2013 primarily due to the added premium associated with the MGLIC acquisition of $0.6 million and $1.4 million. We expect this acquisition will benefit our Home Service segment through enhanced marketing opportunities in Mississippi.

o
Benefits and expenses – Claims and surrenders decreased by 7.1% for the three months but remained relatively flat for nine months in 2014 compared to 2013, due primarily to reported death claims activity in both current periods. In 2013, we experienced increased weather-related property claims, which was not the case in 2014, therefore current property claims are lower on a comparative basis by 28.4% and 27.1% for the three and nine months ended September 30, 2014 to 2013. This segment reported increased amortization of deferred acquisition costs, as we experienced higher policy lapses in the current year. Additionally, the inclusion of MGLIC results affected comparability.

The non-insurance segment represents the administrative support entities to the insurance operations whose revenues are primarily intercompany and have been eliminated in consolidation under GAAP.

INVESTMENTS

t	Invested assets – Total invested assets continued to increase from year-end 2013 as new premium revenues were invested primarily in fixed maturity bonds and policy loans rose.

o	Fixed maturity securities represented 84.0% of invested assets and cash at September 30, 2014, compared to 83.9% at year-end 2013.

o
Equity security holdings increased to $55.6 million at September 30, 2014 from $47.3 million at year-end 2013 with the increase primarily from the MGLIC acquisition and additional purchases in mutual funds in the current quarter. The majority of our equity holdings are bond mutual funds.

o
Cash and cash equivalents represented 5.2% of total cash, cash equivalents and invested assets at September 30, 2014, down from 5.5% at year-end 2013, reflecting the timing of calls of securities owned and of investment and reinvestment of new premium revenues and other available funds.

t
Investment income – Net investment income increased 8.5% and 11.6% for the three and nine months ended September 30, 2014 compared to the same periods in 2013, primarily due to an increase in overall yield on invested assets and from overall asset growth from premium collections received and invested in fixed maturity bonds.  In addition, our policy loan asset balance rose by 7.6% during the nine months in 2014, resulting in a policy loan income increase as a component of investment income.

o	Yield – Average annualized yield was 4.22% for the nine months ended in 2014 compared to 4.11% for the full year of 2013 and 4.10% for the nine months ended September 30, 2013.

o	Duration – The average maturity of the fixed income bond portfolio was approximately12 years with an estimated effective maturity of 7 years as of September 30, 2014.

t
Realized investment gains (losses) - During the three months ended September 30, 2014 the Company recognized other -than-temporary impairments on two short-term bond mutual funds that we no longer have the intent to hold. For the nine months ended we sold three bond mutual fund issues totaling $15.0 million for a net loss of $51,000. We reinvested these proceeds into more attractive bond mutual funds for expected improvement in yields.

INVESTOR CONFERENCE CALL

On Thursday, November 6, 2014, Citizens will host a conference call to discuss operating results at 10:00 a.m. Central Standard Time.  The conference call will be hosted by Rick D. Riley, Vice Chairman and President, Kay Osbourn, Chief Financial Officer, and other members of the Company’s management team.  To participate, please dial 888-438-5491 and ask to join the Citizens, Inc. call ID 5181201.  We recommend accessing the call three to five minutes before the call is scheduled to begin.  A recording of the conference call will be available on Citizens' website at www.citizensinc.com in the Investor Relations section under SEC Filings & News Releases following the call.

ABOUT CITIZENS, INC.

Citizens, Inc. is a financial services company listed on the New York Stock Exchange under the symbol CIA.  The Company utilizes a three-pronged strategy for growth based upon worldwide sales of U.S. Dollar-denominated whole life cash value insurance policies, life insurance product sales in the U.S. and the acquisition of other U.S. based life insurance companies.

SAFE HARBOR

Information herein contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which can be identified by words such as “may,” “will,” “expect,” “anticipate” or “continue” or comparable words. In addition, all statements other than statements of historical facts that address activities that the Company expects or anticipates will or may occur in the future are forward-looking statements.  Readers are encouraged to read the SEC reports of the Company, particularly its Form 10-K for the fiscal year ended December 31, 2013, its quarterly reports on Form 10-Q and its current reports on Form 8-K, for the meaningful cautionary language disclosing why actual results may vary materially from those anticipated by management.  The Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events or changes in the Company’s expectations.  The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES Consolidated Statements of Comprehensive Income (In thousands, except per share amounts)

	Three Months Ended September 30,
	2014		2013
	(Unaudited)
Revenues:
Premiums:
Life insurance		$45,234		42,091
Accident and health insurance		394		380
Property insurance		1,295		1,276
Net investment income		10,384		9,570
Realized investment gains (losses), net		(222)		30
Other income		145		269
Total revenues		57,230		53,616
Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders		17,326		16,763
Increase in future policy benefit reserves		19,307		17,398
Policyholders' dividends		2,573		2,362
Total insurance benefits paid or provided		39,206		36,523
Commissions		11,116		9,940
Other general expenses		6,029		6,163
Capitalization of deferred policy acquisition costs		(8,126)		(7,067)
Amortization of deferred policy acquisition costs		5,276		4,758
Amortization of cost of customer relationships acquired		453		681
Total benefits and expenses		53,954		50,998
Income before federal income tax		3,276		2,618
Federal income tax expense		952		794
Net income		2,324		1,824
Per Share Amounts:
Basic earnings per share of Class A common stock	$0.04		0.03
Basic earnings per share of Class B common stock	0.03		0.02
Diluted earnings per share of Class A common stock	0.04		0.03
Diluted earnings per share of Class B common stock	0.03		0.02
Other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale securities:
Unrealized holding losses arising during period		(1,628)		(4,128)
Reclassification adjustment for (gains) losses included in net income		227		(84)
Unrealized gains (losses) on available-for-sale securities, net		(1,401)		(4,212)
Income tax benefit on unrealized losses on available-for-sale securities		(490)		(1,474)
Other comprehensive loss		(911)		(2,738)
Comprehensive income (loss)		$1,413		(914)

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES Consolidated Statements of Comprehensive Income (In thousands, except per share amounts)

	Nine Months Ended September 30,
	2014		2013
	(Unaudited)
Revenues:
Premiums:
Life insurance		$131,298		123,728
Accident and health insurance		1,135		1,135
Property insurance		3,832		3,658
Net investment income		30,373		27,224
Realized investment gains (losses), net		(351)		143
Other income		477		882
Total revenues		166,764		156,770
Benefits and expenses:
Insurance benefits paid or provided:
Claims and surrenders		50,451		48,229
Increase in future policy benefit reserves		56,984		52,253
Policyholders' dividends		7,087		6,671
Total insurance benefits paid or provided		114,522		107,153
Commissions		31,429		29,427
Other general expenses		19,979		20,204
Capitalization of deferred policy acquisition costs		(22,617)		(21,101)
Amortization of deferred policy acquisition costs		15,378		13,747
Amortization of cost of customer relationships acquired		1,598		1,819
Total benefits and expenses		160,289		151,249
Income before federal income tax		6,475		5,521
Federal income tax expense		1,804		1,534
Net income		4,671		3,987
Per Share Amounts:
Basic earnings per share of Class A common stock	$0.09		0.08
Basic earnings per share of Class B common stock	0.05		0.04
Diluted earnings per share of Class A common stock	0.09		0.08
Diluted earnings per share of Class B common stock	0.05		0.04
Other comprehensive income (loss):
Unrealized gains (losses) on available-for-sale securities:
Unrealized holding gains (losses) arising during period		24,764		(29,576)
Reclassification adjustment for (gains) losses included in net income		332		(188)
Unrealized gains (losses) on available-for-sale securities, net		25,096		(29,764)
Income tax expense (benefit) on unrealized gains (losses) on available-for-sale securities		8,804		(10,400)
Other comprehensive income (loss)		16,292		(19,364)
Comprehensive income (loss)		$20,963		(15,377)

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position
(In thousands)

	September 30,	December 31,
	2014	2013
	(Unaudited)
Assets:
Investments:
Fixed maturities available-for-sale, at fair value	$681,591	605,256
Fixed maturities held-to-maturity, at amortized cost	230,297	227,696
Equity securities available-for-sale, at fair value	55,643	47,259
Mortgage loans on real estate	641	671
Policy loans	52,575	48,868
Real estate held for investment	8,174	8,440
Other long-term investments	136	45
Total investments	1,029,057	938,235
Cash and cash equivalents	56,986	54,593
Accrued investment income	13,262	12,251
Reinsurance recoverable	4,330	4,394
Deferred policy acquisition costs	153,737	146,691
Cost of customer relationships acquired	24,182	23,374
Goodwill	17,306	17,160
Other intangible assets	976	851
Property and equipment, net	6,380	6,662
Due premiums, net	10,027	11,209
Prepaid expenses	1,152	95
Other assets	1,104	765
Total assets	$1,318,499	1,216,280

(Continued)

CITIZENS, INC. AND CONSOLIDATED SUBSIDIARIES
Consolidated Statements of Financial Position, Continued
(In thousands)

	September 30,	December 31,
	2014	2013
	(Unaudited)
Liabilities:
Policy liabilities:
Future policy benefit reserves:
Life insurance	$894,885	834,269
Annuities	58,741	55,485
Accident and health	1,205	1,250
Dividend accumulations	15,381	13,662
Premiums paid in advance	37,432	32,560
Policy claims payable	8,534	9,488
Other policyholders' funds	6,892	7,982
Total policy liabilities	1,023,070	954,696
Commissions payable	2,563	2,562
Federal income tax payable	813	590
Deferred federal income tax	10,309	1,704
Payable for securities in process of settlement	3,787	—
Other liabilities	11,185	10,919
Total liabilities	1,051,727	970,471

Stockholders' equity:
Class A, common stock	259,383	259,383
Class B, common stock	3,184	3,184
Accumulated deficit	(7,871)	(12,542)
Accumulated other comprehensive income:
Unrealized gains on securities, net of tax	23,087	6,795
Treasury stock, at cost	(11,011)	(11,011)
Total stockholders’ equity	266,772	245,809
Total liabilities and stockholders’ equity	$1,318,499	1,216,280